UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________________
FORM 11-K
___________________________________________________________

☑            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 001-37429
___________________________________________________________

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia, Inc.
333 108th Avenue NE
Bellevue, WA 98004

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Information

December 31, 2016 and 2015
and for the Year Ended December 31, 2016

Note: All other schedules required under Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee
Expedia Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington
June 21, 2017

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$503,006,130	$412,576,167
Notes receivable from participants	6,996,145	5,979,378
Employer contribution receivable	1,244,960	884,224
Net assets available for benefits	$511,247,235	$419,439,769

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Contributions:
Participant contributions	$62,132,051
Employer contributions	20,436,443
Rollover contributions	10,355,590
Total contributions	92,924,084
Investment income:
Net realized and unrealized appreciation in fair value of investments	18,009,360
Dividend and interest income on investments	13,804,828
Total investment income	31,814,188
Interest income on notes receivable from participants	268,298
Deductions:
Benefits paid to participants	32,500,907
Administrative expenses	698,197
Total deductions	33,199,104
Net increase in net assets available for benefits	91,807,466
Net assets available for benefits at:
Beginning of year	419,439,769
End of year	$511,247,235

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election and/or designated investment options. The qualified default investment funds are various Vanguard Target Retirement Funds.
Contributions
Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.
There are two types of Company contributions available under the Plan. (1) The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. In addition, the Company shall contribute a matching contribution after the end of each plan year (“true-up matching contributions”) in an amount sufficient to ensure the participant receives matching contributions for the plan year equal to 50% of the participants' 401(k) contributions for the plan year that do not exceed 6% of the participants' compensation for the plan year, provided that the participant is employed on the last day of the plan year. For the year ended December 31, 2016, true-up matching contributions of $1,244,960 were made to the Plan. (2) The Company may also make discretionary matching and/or profit sharing contributions. For the year ended December 31, 2016, no discretionary matching or profit sharing contributions were made to the Plan.
Participants can direct Company contributions to any of the Plan’s investment options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2016 and 2015 were $395,599 and $250,921, respectively. During 2016, $619,915 of the forfeited amounts were used to fund Company contributions.

Notes to Financial Statements (continued)

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2016, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2031.
Payment of Benefits
Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59½ may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their eligible account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty.
Administrative Expenses
Administrative expenses of the Plan may be paid by the Company in its discretion, but otherwise will be paid by participants through quarterly fees charged to their accounts and transaction fees. In addition, the Plan's investment options charge expenses as described in their respective prospectuses or prospectus summaries.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAVs”) of shares held by the Plan at year end. The Plan invests in the Fidelity Managed Income Portfolio (“MIP”) stable value common collective trust fund, and Loomis Sayles Core Plus Fixed Income common collective

Notes to Financial Statements (continued)

trust fund (“Loomis Core”). The Plan’s interest in the MIP and Loomis Core is valued at the NAV practical expedient of the underlying investments reported by the issuer of the common collective trust at year-end. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from reported net asset value. The underlying assets owned by the MIP and Loomis Core consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. The Loomis Core funds may be traded daily without restriction. The MIP may be traded daily, but has a 90-day restriction requirement to exchange to a competing fund.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.
Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued. On February 28, 2017, the Orbitz Worldwide, Inc. Employee Savings Plan merged into the Plan.  Total assets in the Orbitz Worldwide, Inc. Employee Savings Plan were $74,873,744 at the time of the merger.

3. Fair Value of Investments
The Plan's investments are measured at fair value on a recurring basis. ASC Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2
Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s money market funds, mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets.

Notes to Financial Statements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015:

Investment Assets at Fair Value as of December 31, 2016
	Level 1	Total
Mutual Funds	$434,926,130	$434,926,130
Investments in self-directed brokerage accounts	16,821,761	16,821,761
Investments in Expedia, Inc. common stock	19,206,692	19,206,692
Total investments at fair value	470,954,583	470,954,583
Common collective trust funds measured at NAV*	—	32,051,547
Total investments	$470,954,583	$503,006,130
Investment Assets at Fair Value as of December 31, 2015
	Level 1	Total
Mutual Funds	$369,168,647	$369,168,647
Investments in self-directed brokerage accounts	11,804,273	11,804,273
Investments in Expedia, Inc. common stock	19,080,386	19,080,386
Total investments at fair value	400,053,306	400,053,306
Common collective trust fund measured at NAV*	—	12,522,861
Total investments	$400,053,306	$412,576,167

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore entitled to favorable tax treatment. The favorable determination letter is subject to the adoption of additional amendments that were proposed to the IRS as part of this letter process. Such additional amendments have been timely adopted by the Company. Although the Plan has been amended since receiving the determination letter, the Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified and the related trust is tax exempt.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

Notes to Financial Statements (continued)

6. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $163,742 for the year ended December 31, 2016.
At December 31, 2016 and 2015, the Plan held 169,538 and 153,490 shares, respectively, of common stock of the Company, with a cost basis of $11,165,663 and $8,473,895, respectively, and fair value of $19,206,692 and $19,080,386, respectively. During the year ended December 31, 2016, the Plan recorded $165,297 in dividend income on the common stock of the Company.

Supplemental Information

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

		(c)
	(b)	Description of Investment Including,
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value
	Registered investment companies:
	Vanguard Institutional Target Retirement Income	29,980	shares	$606,497
	Vanguard Institutional Target Retirement 2010	47,031	shares	950,497
	Vanguard Institutional Target Retirement 2015	99,308	shares	2,001,052
	Vanguard Institutional Target Retirement 2020	411,915	shares	8,295,974
	Vanguard Institutional Target Retirement 2025	638,740	shares	12,845,060
	Vanguard Institutional Target Retirement 2030	965,505	shares	19,358,374
	Vanguard Institutional Target Retirement 2035	1,547,180	shares	30,943,606
	Vanguard Institutional Target Retirement 2040	1,734,924	shares	34,594,391
	Vanguard Institutional Target Retirement 2045	2,030,629	shares	40,551,662
	Vanguard Institutional Target Retirement 2050	1,217,997	shares	24,335,585
	Vanguard Institutional Target Retirement 2055	499,146	shares	9,987,920
	Vanguard Institutional Target Retirement 2060	15,133	shares	302,501
*	Fidelity ContraFund K	532,127	shares	52,350,685
*	Fidelity Diversified International K Fund	530,733	shares	17,636,260
*	Fidelity Low- Priced Stock K Fund	536,794	shares	26,533,745
	Conestoga Small Cap Institutional Fund	242,400	shares	9,817,193
*	Fidelity Extended Market Fund	147,957	shares	8,217,505
*	Fidelity 500 Index Fund	573,636	shares	44,944,370
*	Fidelity International Index Fund Institutional	211,692	shares	7,479,064
	Dodge & Cox International Stock Fund	424,927	shares	16,189,736
	Goldman Sachs Small Cap Value Fund	323,879	shares	19,448,959
	TimesSquare Midcap Growth Fund	880,246	shares	15,501,134
	MainStay Large Cap Growth Fund	1,716,527	shares	14,659,143
	Affiliated Managers Group Value Fund	630,483	shares	6,979,449
	Vanguard Total Bond Market Index Fund Institutional	976,128	shares	10,395,768
	Total registered investment companies			434,926,130
	Common/collective trust funds:
	Loomis Sayles Core Plus Fixed Income Trust Class C	1,287,607	units	17,601,587
*	Fidelity Managed Income Portfolio Fund	14,449,960	units	14,449,960
	Common stock:
*	Expedia, Inc. common stock	169,538	shares	19,206,692
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		16,821,761
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25%, maturing through 2031		6,996,145
				$510,002,275

*     Indicates a party-in-interest to the Plan.
(1)     Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.
Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ NIKKI KRISHNAMURTHY
June 21, 2017		Nikki Krishnamurthy
Chair of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number        Description
23.1            Consent of Independent Registered Public Accounting Firm - Moss Adams LLP